

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 17, 2017

John J. Lipinski
Chief Executive Officer and President
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

      Re: CVR Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 19, 2016
              File No. 1-33492

              CVR Refining, LP
              Form 10-K for Fiscal Year ended December 31, 2015
              Filed February 19, 2016
              File No. 1-35781

Dear Mr. Lipinski:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/H. Roger Schwall

                      H. Roger Schwall
                      Assistant Director
                      Office of Natural Resources